September 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Craig D. Wilson, Senior Assistant Chief Accountant
Office of Information Technologies and Services

Re:	Changyou.com Limited
Form 20-F for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 001-34271

Dear Mr. Wilson:

We are transmitting this letter on behalf of our client Changyou.com Limited (“Changyou” or the “Company”) in response to the comment contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Ms. Jasmine Zhou, Chief Financial Officer of Changyou, dated September 19, 2016 (the “Comment Letter”), regarding Changyou’s Form 20-F for the year ended December 31, 2015 (the “Form 20-F”). A written statement from Changyou making certain acknowledgments in connection with this letter and the Form 20-F is being submitted separately to the Staff.

Changyou’s response to the Comment Letter is set forth below. The Staff’s comment is repeated and numbered so as to correspond to the comment number in the Comment Letter.

Goulston & Storrs PC · Boston · DC · New York · Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110- (617) 482-1776 Tel · (617) 574-4112 Fax · www.goulstonstorrs.com

Securities and Exchange Commission

September 29, 2016

RESPONSE TO COMMENT LETTER

Form 20-F for the Fiscal Year Ended December 31, 2015

Part III

Consolidated Financial Statements, page F-1

Staff Comment

1.	We note your line item, “Other comprehensive income/(loss)” in your consolidated statements of comprehensive income on page F-4. We further note your disclosure on page F-24, that other comprehensive income (loss), consists of the cumulative foreign currency translation adjustment and unrealized gain (loss) on available-for-sale securities. Please tell us your consideration of providing other comprehensive income/(loss) in a single continuous financial statement or in two separate but consecutive financial statements. Refer to FASB ASC 220-10-45.

Changyou Response

The Company respectfully advises the Staff that Changyou reported the components of other comprehensive income, including the cumulative foreign currency translation adjustment and unrealized gain/(loss) on available-for-sale securities, in the consolidated statements of shareholders’ equity in the Form 20-F.

The Company advises the Staff that in future Form 20-F filings Changyou will present the components of other comprehensive income in the consolidated statements of comprehensive income in accordance with FASB ASC 220-10-45-1A.

Securities and Exchange Commission

September 29, 2016

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Ryan Rohn, Staff Accountant (Division of Corporation Finance)
Ms. Jasmine Zhou (Changyou.com Limited)
Mr. Gavin Chui (PricewaterhouseCoopers)